UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                            CAPITAL TITLE GROUP, INC.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   140919 10 1
                                 --------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO. 140919 10 1                                         PAGE 2 OF 7 PAGES
---------------------                                         -----------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Miller Capital Corporation
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
      N/A                                                                (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Arizona
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       510,000
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     0
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       510,000
        PERSON         ---------------------------------------------------------
         WITH       8  SHARED DISPOSITIVE POWER
                       0
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      510,000
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      N/A
      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.5%, based upon 11,231,029 shares outstanding at 12/31/97.
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO
      -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP NO. 140919 10 1                                          PAGE 3 OF 7 PAGES
---------------------                                          -----------------

1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RUDY R. MILLER
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
      N/A                                                                (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY
      --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
      -----------------------------------------------------------------------
                    5  SOLE VOTING POWER
                       690,500
       NUMBER OF       ---------------------------------------------------------
        SHARES      6  SHARED VOTING POWER
      BENEFICIALLY     0
       OWNED BY        ---------------------------------------------------------
         EACH       7  SOLE DISPOSITIVE POWER
       REPORTING       690,500
        PERSON         ---------------------------------------------------------
         WITH       8  SHARED DISPOSITIVE POWER
                       0
                       ---------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      690,500
      -----------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

      N/A
      -----------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.1%, based upon 11,231,029 shares outstanding at 12/31/97.
      -----------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
      -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)  NAME OF ISSUER:

           Capital Title Group, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           14555 North Scottsdale Road, Suite 320
           Scottsdale, Arizona 85254

ITEM 2(a)  NAME OF PERSON FILING:

           The persons filing this Amendment No.1 to Schedule 13G are:*

           (1) Miller Capital Corporation
           (2) Rudy R. Miller

           * A Joint Filing Agreement between the persons specified above in this Schedule 13G was filed on February 13, 1997.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The  principal  business  address of the  persons  filing this
           Schedule 13G is 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008.

ITEM 2(c)  CITIZENSHIP:

           Miller Capital Corporation was formed under the laws of the State of Arizona. Mr. Miller is a citizen of the United States.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 per value

ITEM 2(e)  CUSIP NUMBER:

           140919 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer  registered  under  Section 15 of the Act
           (b) [ ] Bank  as  defined  in  Section  3(a)(6)  of the  Act
           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

                                Page 4 of 7 Pages

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                   Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)
           (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)
                   (1)(ii)(G) (NOTE: See Item 7)
           (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

                  Not applicaable.

ITEM 4.   OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

  (a) AMOUNT BENEFICIALLY OWNED:
      Mr. Miller is the beneficial owner of the aggregate 690,500 shares of Common Stock of the Company. Of this amount 510,000 shares are held by Miller Capital Corporation of which Mr. Miller is the President and sole shareholder, 165,500 shares are held by Rudy R. Miller an individual and 15,000 shares are held by Mr. Miller's daughter.

  (b) PERCENT OF CLASS:
      The 690,500 shares reported as beneficially owned by Mr. Miller are equal to 6.1% of the issued and outstanding shares of Common Stock of the Company on December 31, 1997. The 510,000 shares beneficially owned by Miller Capital Corporation are equal to 4.54% of such issued and outstanding shares.

  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (1)  Miller Capital Corporation:

           (i)   sole power to vote or to direct the vote:               510,000
           (ii)  shared power to vote or to direct the vote:                   0
           (iii) sole power to dispose or to direct the disposition of:  510,000
           (iv)  shared power to dispose or to direct the disposition of:      0

      (2)  Rudy R. Miller:

           (i)   sole power to vote or to direct the vote:               690,500
           (ii)  shared power to vote or to direct the vote:                   0
           (iii) sole power to dispose or to direct the disposition of:  690,500
           (iv)  shared power to dispose or to direct the disposition of:      0

                                Page 5 of 7 Pages

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

          Not applicable.

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          Not applicable.

                                Page 6 of 7 Pages

ITEM 10.  CERTIFICATION

          The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Not applicable.


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MILLER CAPITAL CORPORATION


Dated:   February 11, 1998                  By: /s/ Rudy R. Miller
                                               ---------------------------------
                                               Rudy R. Miller, Chairman and CEO



Dated:   February 11, 1998                  By: /s/ Rudy R. Miller
                                               ---------------------------------
                                               Rudy R. Miller










                                Page 7 of 7 Pages